Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)

Supplementary Information and Management’s Discussion and Analysis
For the period ended February 28, 2019

This Management’s Discussion and Analysis is prepared as of April 12, 2019

A copy of this report will be provided to any shareholder who requests it.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of Platinum Group Metals Ltd. (“Platinum Group”, the “Company” or “PTM”) is dated as of April 12, 2019, and focuses on the Company’s financial condition and results of operations at and for the three and six month periods ended February 28, 2019. This MD&A should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2018 together with the notes thereto (the “Financial Statements”).

The Company prepares its interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures included therein and in the following MD&A are quoted in United States Dollars (“USD”) unless otherwise noted. All references to “U.S. Dollars”, “$” or to “US$” are to United States Dollars. All references to “C$” are to Canadian Dollars. All references to “R” or to “Rand” are to South African Rand. The Company uses the U.S. dollar as its presentation currency.

PRELIMINARY NOTES

NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This MD&A and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Statements”). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words “expect”, “anticipate”, “estimate”, “may”, “could”, “might”, “will”, “would”, “should”, “intend”, “believe”, “target”, “budget”, “plan”, “strategy”, “goals”, “objectives”, “projection” or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this MD&A may include, without limitation, statements related to:

•	the timely completion of additional required financings and potential terms thereof;

•	the repayment, and compliance with the terms of, indebtedness;

•	any potential exercise by Impala Platinum Holdings Ltd. (“Implats”) of the Purchase and Development Option (as defined below);

•	the completion of the DFS (defined below) and the approval of a mining right for, and other developments related to, the Waterberg Project (defined below);

•	the adequacy of capital, financing needs and the availability of and potential for obtaining further capital;

•	cash flow estimates and assumptions;

•	future events or future performance;

•

governmental and securities exchange laws, rules, regulations, orders, consents, decrees, provisions, charters, frameworks, schemes and regimes, including interpretations of and compliance with the same;

•	developments in South African politics and laws relating to the mining industry;

•	anticipated exploration, development, construction, production, permitting and other activities on the Company’s properties;

•	project economics;

•	future metal prices and exchange rates;

•	mineral reserve and mineral resource estimates; and

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2019

•	potential changes in the ownership structures of the Company’s projects.

Forward-Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and concentrator and smelter recovery are based upon the estimates in the technical report referred to in this MD&A and in the documents incorporated by reference herein and ongoing cost estimation work, and the Forward-Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical report and ongoing estimates.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

•	the Company’s additional financing requirements;

•	the Company’s history of losses;

•

the inability of the Company to generate sufficient additional cash flow to make payment on its indebtedness under the LMM Facility (defined below) and the Company’s convertible notes, and to comply with the terms of such indebtedness, and the restrictions imposed by such indebtedness;

•

the Company’s secured loan facility (the “LMM Facility”) with Liberty Metals & Mining Holdings, LLC (“LMM”) is, and any new indebtedness may be, secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited, the Company’s wholly owned subsidiary located in South Africa (“PTM RSA”), and PTM RSA has pledged its shares of Waterberg JV Resources Proprietary Limited (“Waterberg JV Co.”) to LMM under the LMM Facility, which potentially could result in the loss of the Company’s interest in PTM RSA and the “Waterberg Project,” the group of exploration projects that came from a regional target initiative by the Company targeting a previously unknown extension to the Northern Limb of the Bushveld Complex in South Africa, in the event of a default under the LMM Facility or any new secured indebtedness;

•	the Company’s negative cash flow;

•	the Company’s ability to continue as a going concern;

•	uncertainty of estimated production, development plans and cost estimates for the Waterberg Project;

•

discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

•	the Company’s ability to regain compliance with NYSE American continued listing requirements;

•	fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar;

•	volatility in metals prices;

•	Implats may not exercise the Purchase and Development Option;

•	the possibility that the Company may become subject to the Investment Company Act of 1940, as amended (the “Investment Company Act”);

•	the failure of the Company or the other shareholders of Waterberg JV Co. to fund their pro rata share of funding obligations for the Waterberg Project;

•

any disputes or disagreements with the Company’s other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants (Pty) Ltd., a South African Broad-Based Black Economic Empowerment company (“Mnombo”) or the former 17.1% shareholder of Maseve, Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”);

•	completion of a Definitive Feasibility Study (“DFS”) for the Waterberg Project, which is subject to resource upgrade and economic analysis requirements;

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2019

•	risks relating to possible litigation arising from stage two of the sale of Maseve Investments 11 Proprietary Limited (“Maseve”);

•	the Company is subject to assessment by various taxation authorities, who may interpret tax legislation in a manner different from the Company, which may negatively affect the final amount or the timing of the payment or refund of taxes;

•	the inability of Waterberg JV Co. to obtain the mining right for the Waterberg Project for which it has applied;

•	the ability of the Company to retain its key management employees and skilled and experienced personnel;

•	contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors;

•	conflicts of interest among the Company’s officers and directors;

•	any designation of the Company as a “passive foreign investment company” and potential adverse U.S. federal income tax consequences for U.S. shareholders;

•	a finding by any federal, provincial, local or foreign tax authority resulting in an assessment, reassessment, fine or penalty levied against the Company;

•	litigation or other legal or administrative proceedings brought against the Company, including the current litigation brought by Africa Wide;

•	actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

•	exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

•	property and mineral title risks including defective title to mineral claims or property;

•	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

•	equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;

•	environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences;

•	extreme competition in the mineral exploration industry;

•	delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

•	any adverse decision in respect of the Company’s mineral rights and projects in South Africa under the Mineral and Petroleum Resources Development Act of 2020 (the “MRPDA”);

•	risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation;

•	the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company’s prospecting and mining operations and to otherwise comply with the Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry, 2018 (“Mining Charter 2018”);

•	certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire Common Shares of the Company;

•	the risk that the Company’s Common Shares may be delisted;

•	volatility in the price of the Common Shares;

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2019

•	possible dilution to holders of Common Shares upon the exercise or conversion of outstanding stock options, warrants or convertible notes, as applicable; and

•	other risks disclosed under the heading “Risk Factors” in this MD&A.

These factors should be considered carefully, and investors should not place undue reliance on the Company’s Forward-Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

The mineral resource and mineral reserve figures referred to in this MD&A and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum (“Pt”), palladium (“Pd”), rhodium (“Rh”) and gold (“Au”) will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

LEGISLATION AND MINING CHARTER

On September 27, 2018, the Minister of Mineral Resources announced the implementation of the Broad Based SocioEconomic Empowerment Charter for the South African Mining Industry, 2018 (“Mining Charter 2018”) which sets out new and revised targets to be achieved by mining companies, the most pertinent of these being the revised Black Economic Empowerment (“BEE”) ownership shareholding requirements for mining rights holders. ‘Implementation Guidelines’ to Mining Charter 2018 were published on December 19, 2018. Some uncertainty exists in measuring a mining right holder's progress towards, and compliance with, its commitments under Mining Charter 2018.

Under Mining Charter 2018, new mining rights holders will be required to have a minimum 30% BEE shareholding (a 4% increase from the required 26% under the Mining Charter 2010) which shall include economic interest plus a corresponding percentage of voting rights, per right or in the mining company which holds the right. Waterberg JV Co. filed a mining right application on August 30, 2018 which was accepted before Mining Charter 2018 became effective and therefore a mining right issued pursuant to Waterberg JV Co.’s application need only comply with the BEE shareholding requirements of Mining Charter 2010. Once the Waterberg Project mining right is granted, Waterberg JV Co. will have a period of 5 years within which to increase its BEE shareholding to 30%. Mining Charter 2018 remains unclear as to whether such shareholding will be required to be distributed amongst employees, communities and black entrepreneurs, and if so, in what percentages.

For a comprehensive discussion of Mining Charter 2018, please refer to the section entitled “Risk Factors” in the Company’s 2018 Form 20-F, which was also filed as the Company’s form of AIF for 2018, as well as in the documents incorporated by reference therein. The Form-20F may be found on EDGAR at www.sec.gov and the AIF may be found on SEDAR at www.sedar.com.

MINERAL RESERVES AND RESOURCES

The mineral resource and mineral reserve figures referred to in this MD&A and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum (“Pt”), palladium (“Pd”), rhodium (“Rh”) and gold (“Au”) (collectively referred to as “4E”) will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2019

NOTE TO U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES:

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7 (“Guide 7”) of the U.S. Securities and Exchange Commission (the “SEC”). Under Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under Guide 7 standards. In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Guide 7 and have not historically been permitted to be used in reports and registration statements filed with the SEC subject to Guide 7. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. Inferred mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to Guide 7.

On October 31, 2018, the SEC adopted a final rule (“New Final Rule”) that will replace Guide 7 with new disclosure requirements that are more closely aligned with current industry and global regulatory practices and standards, including NI 43-101. Companies must comply with the New Final Rule for the company’s first fiscal year beginning on or after January 1, 2021, which for Platinum Group would be the fiscal year beginning September 1, 2021. While early voluntary compliance with the New Final Rule will be permitted, Platinum Group has not elected to comply with the New Final Rule at this time.

TECHNICAL AND SCIENTIFIC INFORMATION:

The technical and scientific information contained in this MD&A, including, but not limited to, all references to and descriptions of technical reports and studies included in this MD&A, has been reviewed and approved by R. Michael Jones, P.Eng, President and Chief Executive Officer and a director of the Company. Mr. Jones is a non-independent “qualified person” as defined in NI 43-101 (a “Qualified Person”).

NON-GAAP MEASURES:

This MD&A may include certain terms or performance measures commonly used in the mining industry that are not defined under IFRS as issued by the International Accounting Standards Board, which is incorporated in the CPA Canada Handbook. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Any such non-GAAP measures should be read in conjunction with our financial statements.

1.        DESCRIPTION OF BUSINESS

OVERVIEW

Platinum Group Metals Ltd. is a British Columbia, Canada, company formed on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a palladium and platinum focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2019

The Company’s business is currently focused on the exploration and development engineering of a recently discovered deposit area on the Waterberg property (the “Waterberg Project”) located on the Northern Limb of the Bushveld Complex, approximately 70 km north of the town of Mokopane (formerly Potgietersrus). The project area is comprised of two adjacent property areas formerly known as the Waterberg joint venture project (the “Waterberg JV Project”) and the Waterberg extension project (the “Waterberg Extension Project”).

On November 6, 2017, the Company, along with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo closed a transaction to dispose of 15% of the Waterberg Project for $30 million to Implats. Implats was also granted an option (the “Purchase and Development Option”) to increase its stake to 50.01% through additional share purchases from JOGMEC for an amount of $34.8 million and earn-in arrangements for $130 million paid to Waterberg JV Co. (defined below) to fund development work on the Waterberg Project, as well as a right of first refusal to smelt and refine Waterberg concentrate (the “Implats Transaction”). The Company received $17.2 million for its sale of an 8.6% project interest. See details below.

On November 23, 2017, the Company entered into definitive agreements to sell its rights and interests in Maseve to Royal Bafokeng Platinum Limited (“RBPlat”) in a transaction valued at approximately $74.0 million, payable as $62.0 million in cash and $12.0 million in RBPlat common shares (the “Maseve Sale Transaction”). The Maseve Sale Transaction occurred in two stages. Stage one was completed on April 5, 2018 when RBPlat paid Maseve $58 million in cash to acquire the concentrator plant and certain surface assets of the Maseve Mine (the “Plant Sale Transaction”). Stage two (the “Share Transaction”) was completed on April 26, 2018 with the release of 4.87 million RBPlat common shares from escrow, of which 4.52 million RBPlat shares was payable to the Company and the balance to Africa Wide. A final cash payment to the Company required pursuant to the Maseve Sale Transaction was made on May 29, 2018, funded by the release of Maseve’s R58 million environmental bond, valued at $4.6 million on May 29, 2018. The Company’s 4.52 million RBPlat shares were sold on December 14, 2018 and net proceeds of $8.0 million was paid to LMM against the LMM Facility on January 11, 2019.

PERSONNEL

The Company’s current complement of managers, staff and consultants in Canada consists of 6 individuals. The Company’s complement of managers, staff, consultants, security and casual workers in South Africa currently consists of approximately 9 individuals, as further described below:

  Including managers and staff there are 6 employees at the Company’s Johannesburg office.

  There are currently 3 individuals active at the Waterberg Project conducting exploration and engineering activities related to completion of the DFS. The Waterberg Project is operated by the Company utilizing its own staff and personnel. Contract drilling, geotechnical, engineering and support services are utilized as required. Drilling related to the DFS is now complete, resulting in staff reductions from 26 to 3 individuals.

2.        PROPERTIES

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. The Company evaluates the carrying value of its property interests on a regular basis. Management is required to make significant judgements to identify potential impairment indicators. Any properties management deems to be impaired are written down to their estimated net recoverable amount.

For more information on mineral properties, see below and Note 4 of the Company’s February 28, 2019 condensed consolidated interim financial statements.

MATERIAL MINERAL PROPERTY INTERESTS

Waterberg Project

Waterberg Project – Implats Strategic Investment

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2019

On November 6, 2017, the Company closed the Implats Transaction. Details are as follows:

  Implats purchased an aggregate 15.0% equity interest in Waterberg JV Co. (the “Initial Purchase”) for $30 million. The Company sold an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million. From its sale proceeds, the Company committed $5.0 million towards its pro rata share of remaining DFS costs.

  Implats acquired an option (the “Purchase and Development Option”) whereby upon completion and approval by Waterberg JV Co. or Implats of the DFS, and in certain other circumstances, Implats will have a right, generally exercisable for 90 days, to exercise an option to increase its interest to up to 50.01% in Waterberg JV Co. If Implats exercises the Purchase and Development Option, Implats would commit to purchase an additional 12.195% equity interest in Waterberg JV Co. from JOGMEC for $34.8 million and to earning a further 22.815% interest by committing to an expenditure of $130.2 million in development work.

  The closing of the exercise of the Purchase and Development Option will be subject to certain conditions precedent, including the receipt of required regulatory approvals and Implats confirming within 180 business days of the completion and approval of the DFS, the salient terms of a financing for development and mining, including a signed financing term sheet from prospective funders, subject to final credit, internal approvals and documentation. If Implats exercises the Purchase and Development Option and such transactions are consummated, Implats will have primary control of Waterberg JV Co.

  Should Implats complete the increase of its interest in Waterberg JV Co. to 50.01% pursuant to the Purchase and Development Option and complete its earn in spending, Platinum Group would retain a 31.96% direct and indirect interest in Waterberg JV Co. and all of the project partners would be required to participate pro-rata. If, prior to the consummation of the Purchase and Development Option, a BEE dilution event has occurred, the amount of equity to be purchased by Implats and the purchase price for such equity upon the exercise of the Purchase and Development Option will be adjusted pursuant to formulas set forth in the call option. The transaction agreements also provide for the transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners, at fair value.

  If Implats does not elect to complete the Purchase and Development Option and the Development and Mining Financing, Implats will retain a 15.0% project interest and Platinum Group will retain a 50.02% direct and indirect interest in the project.

  Implats acquired a right of first refusal to enter into an offtake agreement for the smelting and refining of mineral products from the Waterberg Project. JOGMEC will retain a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel refined mineral products at the volumes produced from the Waterberg Project.

Waterberg Project – Recent Activities

During the period ended February 28, 2019, approximately $5.1 million was spent at the Waterberg Project for engineering and exploration activities. At period end, $35.8 million in accumulated net costs had been capitalized to the Waterberg Project. Total expenditures on the property since inception are approximately $67 million. From inception to date, the Company has funded both the Company’s and Mnombo’s share of expenditures on the Waterberg Project. At February 28, 2019 Mnombo owed the Company approximately $3.6 million for funding provided.

On October 25, 2018, the Company reported an updated independent 4E resource estimate for the Waterberg Project. The updated independent 4E resource estimate followed the completion of a drilling campaign in 2018, resulting in increased confidence in the estimated mineral resources for the project, with 6.26 million 4E ounces now recognized in the higher confidence measured category. Mineral resources estimated in the combined measured and indicated categories increased by 1.46 million 4E ounces to an aggregate 26.34 million 4E ounces. Inferred mineral resources are estimated at 7.0 million 4E ounces. The aggregate T Zone and F Zone measured and indicated resource is comprised of 63% palladium, 29% platinum, 6% gold and 1% rhodium (242.5 Million Tonnes at 3.38 g/t 4E). The T Zone measured and indicated mineral resources increased in grade from 3.88g/t 4E (from the 2016 Pre-Feasibility Study (“PFS”) – see below) to 4.51 g/t 4E.

All of the preceding was estimated at a 2.5 g/t 4E (palladium, platinum, rhodium and gold) cut-off grade.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2019

See tables below.

T-Zone 2.5 g/t Cut-off September 2018 100% Project Basis
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.5	3 098 074	1.19	2.09	0.05	0.90	4.23	0.160	0.090	13 105	0.421
Indicated	2.5	18 419 181	1.34	2.31	0.03	0.87	4.55	0.197	0.095	83 807	2.694
M+I	2.5	21 517 255	1.32	2.28	0.03	0.88	4.51	0.192	0.094	96 912	3.116
Inferred	2.5	21 829 698	1.15	1.92	0.03	0.76	3.86	0.198	0.098	84 263	2.709
F-Zone 2.5 g/t Cut-off September 2018 100% Project Basis
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.5	54 072 600	0.95	2.20	0.05	0.16	3.36	0.087	0.202	181 704	5.842
Indicated	2.5	166 895 635	0.95	2.09	0.05	0.15	3.24	0.090	0.186	540 691	17.384
M+I	2.5	220 968 235	0.95	2.12	0.05	0.15	3.27	0.089	0.190	722 395	23.226
Inferred	2.5	44 836 851	0.87	1.92	0.05	0.14	2.98	0.064	0.169	133 705	4.299
Waterberg Aggregate Total 2.5 g/t Cut-off September 2018 100% Project Basis
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.5	57 170 674	0.96	2.19	0.05	0.20	3.40	0.091	0.196	194 809	6.263
Indicated	2.5	185 314 816	0.99	2.11	0.05	0.22	3.37	0.100	0.177	624 498	20.078
M+I	2.5	242 485 490	0.98	2.13	0.05	0.22	3.38	0.098	0.181	819 307	26.342
Inferred	2.5	66 666 549	0.96	1.92	0.04	0.34	3.26	0.108	0.146	217 968	7.008

On November 16, 2018 Platinum Group filed a National Instrument 43-101 technical report on the above updated mineral resources entitled “Technical Report On The Mineral Resource Update For The Waterberg Project Located In The Bushveld Igneous Complex, South Africa” (the “October 2018 Waterberg Report”). Technical information in this MD&A regarding the Waterberg Project is derived from the October 2018 Waterberg Report. In addition, a SAMREC 2016 compliant mineral resource statement has been prepared and signed-off by the Independent Geological Qualified Person. The Independent Geological Qualified Person for the October 2018 Waterberg Report and the companion SAMREC Mineral Resource statement is Mr. Charles J Muller, (B.Sc. (Hons) Geology) Pr. Sci. Nat. (Reg. No. 400201/04), CJM Consulting (Pty) Ltd.

Mineral resources in the October 2018 Waterberg Report are classified in accordance with the SAMREC 2016 standards. There are certain differences with the "CIM Standards on Mineral Resources and Mineral Reserves"; however, in this case the Independent Qualified Person believes the differences are not material and the standards may be considered the same. Mineral resources that are not Mineral Reserves do not have demonstrated economic viability but there are reasonable prospects for eventual economic extraction. Inferred mineral resources have a high degree of uncertainty. Readers are directed to review the full text of the October 2018 Waterberg Report, available for review under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov for additional information.

The known deposit area on the Waterberg Project is 13 km long so far, open along strike and begins from 140 meters deep. The deposit is known to continue down dip below the arbitrary 1,250 meter cut off depth applied to the deposit for resource estimation purposes. Minimum mineralized thickness is 2.5 meters. Drilling will continue in the future at the Waterberg Project and the deposit is still open for expansion. Based on airborne gravity surveys and drilling completed to date, additional drilling northward along strike is recommended for the future.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2019

Platinum Group is currently working to advance the project to completion of a DFS and a construction decision. DRA Projects SA (Proprietary) Limited was appointed for DFS work on metallurgy, plant design, infrastructure and cost estimation. Stantec Consulting International LLC (“Stantec”) was appointed for DFS work on underground mining engineering and design and reserve estimation.

Since the prior Waterberg mineral resource estimate and technical report were completed in October 2016, the joint venture, at the direction of its technical committee, completed a further 61,394 meters of drilling in 143 new drill holes targeting the T and the F Zones. An additional 125 deflections from the original mother holes were also drilled. A total of approximately 26,000 new assay samples were completed along with 5,000 reference samples and quality control blanks. All of this new drilling and assay data was considered and assessed by the October 2018 Waterberg Report. Since the publication of the October 2018 Waterberg Report a further 4,127 meters of drilling in 4 new drill holes has been completed for inclusion and assessment in the DFS.

Geotechnical studies and ground work were also completed during 2018 for purposes of the DFS in order to identify and establish stable and suitable ground for mining infrastructure development. Work has included the excavation of 20 test pits to a depth of 5 meters using a chain excavator. Each 5 meter deep test pit was individually excavated, profiled and backfilled. In addition, a total of 15 shallow geotechnical engineering boreholes were drilled.

The true width of the shallow dipping (30° to 35°) mineralized zones at the Waterberg Project are approximately 82% to 87% of the reported interval from the vertical intercepts drilled. For the efficient application of bulk mining methods and for mine planning, vertical intercepts of 3 meters or more are desirable. Increased grade thickness zones associated with minor footwall troughs or bays along the 13 km long layered complex have recently been identified.

As a result of its shallow depth, good grade and a fully mechanized mining approach, the Waterberg Project has the opportunity to be a safe mine within the lowest quartile of the Southern Africa PGE industry cost curve.

Waterberg JV Co. has applied for a mining right and detailed consultation with communities, local municipalities, the Limpopo Provincial government and South African national authorities is ongoing. The application for a mining right has been accepted by the South African Department of Mineral Resources (“DMR”). The environmental authorization and mining right application process are ongoing. Public consultation has occurred in a positive climate of mutual respect.

Important detailed infrastructure planning has commenced for the Waterberg Project. Detailed hydrological work is now underway to study the possible utilization of known sources for significant volumes of ground water. A recent cooperation agreement between Waterberg JV Co. and the local Capricorn Municipality for the development of water resources to the benefit of local communities and the mine is resulting in good advancement towards the identification of water supplies and the design of distribution infrastructure. Hydrological work so far has also identified several large-scale water basins that are likely able to provide mine process and potable water for the Waterberg Project and local communities. Test drilling of these water basins has commenced. An earlier, well executed work and drilling program conducted by the Capricorn District Municipality identified both potable and high mineral unpotable water resources in the district. Drilling by Waterberg JV Co. has identified some potable water resources. Several boreholes proximal to the Waterberg Project identified large volumes of high mineral unpotable water not suitable for agriculture. Hydrological and mill process specialists are investigating the use of this water as mine process water. In general, ground water resources identified proximal to the Waterberg Project have the potential for usage for both mining and local communities.

The establishment of servitudes for power line routes and detailed planning and permitting for an Eskom electrical service to the project are also advancing well. Power line environmental and servitude work is being completed by TDxPower in coordination with Eskom. TDxPower has progressed electrical power connection planning for approximately a 70 km, 137MVA line to the project.

The strong price outlook for palladium along with DFS optimization work have helped the Company to better estimate the potential mine scale for the Waterberg Project. Optimization work has determined that higher extraction rates for mineralized material are achievable by using tailings as backfill. Backfill utilizes tailings and concrete to fill in mined out stopes to increase geotechnical stability and allow the extraction of ore that would otherwise be left as support pillars. The use of backfill is common in bulk underground mining operations.

The Company expects that the mining extraction of pillars in the DFS versus the PFS design will have a positive effect on tonnes and ounces for reserves. Ancillary benefits include a reduced tailings foot print, as tailings are put underground in backfill, and increased safety and certainty on the production profile. Two twin declines systems are now planned in the working DFS design rather than three in the PFS design.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2019

The DFS owner’s team, including representatives from Impala Platinum, recently visited Canadian bulk underground mining operations and have worked closely with the independent mining engineering team at Stantec. Maximizing the extraction ratio and safety of the large-scale Waterberg resource in a similar manner as other large world class mines are positive outcomes for the finalized DFS design. Detailed work by Impala’s technical team has been instrumental in the design optimization process currently guiding the DFS.

As a result of the DFS design optimization described above, additional time and budget are required to complete the DFS. Waterberg JV Co. has approved a change order for Rand 21.5 million (approximately $1.51 million) to fund the required work. The DFS is now targeted for completion in August 2019. The additional time and investment are warranted to achieve the production profile improvements in the DFS that are indicated by the design optimizations described above.

Local involvement and personnel training are a key part of the design for a modern, safe, responsible mine operating at world class standards. The DFS team is working with NORCAT, a Sudbury, Canada based global training specialist, to incorporate local skills development into the DFS. NORCAT provides health and safety training for the mining industry, occupational health and safety services, and product development assistance to small, medium and large industrial enterprises around the world. In concert with the DFS team NORCAT is developing a detailed labour and skills training program for the Waterberg Project.

The Waterberg JV Co. team is working very well together with value-add contributions coming from all partners, including senior team members from Impala working with Platinum Group Metals as Manager of the DFS. We look forward to the finalization of the DFS.

Planned DFS engineering work on the Waterberg Project includes resource modelling, metallurgical work, optimization of the metallurgical flow sheet using South African and Japanese expertise, bulk services design and mechanized mine planning. Optimization of the mine plan and working on reducing underground sustaining development capital are a part of the DFS work now underway. Consideration and assessment of exact vent raise and decline locations is in process.

Waterberg Projects – History of Acquisition

The Waterberg JV Project is comprised of adjacent, granted and applied for prospecting rights and applied for mining rights with a combined active project area of approximately 99,244.79 ha, located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane (formerly Potgietersrus). The Waterberg Project is comprised of the former Waterberg JV Property and the Waterberg Extension Property.

Prospecting rights in South Africa are valid for a period of five years, with one renewal of up to three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions. The holder of a prospecting right granted under the MPRDA has the exclusive right to apply for and, subject to compliance with the requirements of the MPRDA, to be granted, a mining right in respect of the prospecting area in question.

On September 28, 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement, as later amended on May 20, 2013 (the “JOGMEC Agreement”) whereby JOGMEC could earn up to a 37% participating interest in the Waterberg JV Project for an optional work commitment of $3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis ($1.12 million).

On November 7, 2011, the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totaling R1.2 million and an agreement that the Company would pay for Mnombo's 26% share of costs on the Waterberg JV Project until the completion of a DFS.

On May 26, 2015, the Company announced a second amendment to the JOGMEC Agreement (the “2nd Amendment”) whereby the Waterberg JV Project and the Waterberg Extension Project were to be consolidated and contributed into operating company, Waterberg JV Co. The transfer of Waterberg prospecting rights into Waterberg JV Co pursuant to the 2nd Amendment was given section 11 approval by the DMR in August 2017 and the transfer was completed on September 21, 2017. This transaction was considered a taxable item in South Africa, that was offset with other tax-deductible losses and utilization of unrecognized taxable losses. Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018. The Company remained the Project operator under the 2nd Amendment.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2019

On November 6, 2017, the Initial Purchase with Implats was completed and Implats acquired the Purchase and Development Option. Further details on this transaction can be found above. The Company remains project operator post completion of the Initial Purchase, subject to the scope of work and plans for the DFS as agreed in detail by a technical committee comprised of members from the Company, Implats, JOGMEC and Mnombo.

On March 8, 2018, JOGMEC announced that it had signed a memorandum of understanding with HANWA Co., Ltd (“HANWA”) to transfer 9.755% of its 21.95% interest in Waterberg JV Co. to HANWA, which was the result of HANWA winning JOGMEC’s public tender held on February 23, 2018. In March 2019, the South African government approved this transaction and the entire transfer process has been completed. Under the terms for the transaction, Hanwa has also acquired the marketing right to solely purchase all the metals produced from the Waterberg Project at market prices.

3.        DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

A)        Liquidity, Capital Resources and Going Concern

Share Consolidation

On November 20, 2018 the Company announced a consolidation of its common shares on the basis of one new share for ten old shares (1:10), effective at 9:00 a.m. (New York time) on December 13, 2018. The Company’s consolidated common shares began trading on the Toronto Stock Exchange and NYSE American when the markets opened on December 17, 2018. The purpose of the consolidation was to increase the Company’s common share price to be in compliance with the NYSE American’s low selling price requirement. All share, stock option, warrant and per share numbers reported in this MD&A are on a post-consolidation basis unless otherwise noted.

Recent Equity Financings

Subsequent to February 28, 2019 the Company received $1,608,149 from the early exercise of common share purchase warrants representing 945,970 shares at a price of $1.70 each.

During the period ended February 28, 2019 the Company received $38,590 from the early exercise of common share purchase warrants representing 22,700 shares at a price of $1.70 each.

On February 4, 2019, the Company announced it had closed a non-brokered private placement of 3,124,059 shares at a price of $1.33 per share for gross proceeds of $4.16 million. A 6% finders fee of $72 was paid on a portion of the private placement, with total issuance costs (including the finders fee) totalling $107.

On May 15, 2018, the Company announced the closing of a private placement of 1,509,100 units at a price of $1.50 per unit for gross proceeds of $2.3 million. Each unit consisted of one common share and one non-listed common share purchase warrant with each common share purchase warrant allowing the holder to purchase one further common share of the Company at a price of $1.70 per share until November 15, 2019. The private placement was the initial strategic investment of Hosken Consolidated Investments Limited (“HCI”) into the Company. HCI also acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest (including the public offering outlined below). Accordingly, the Company has appointed HCI’s nominee, Mr. John Anthony Copelyn, B.A. Hons, B.Proc., Chief Executive Officer of HCI, to its board of directors.

On May 15, 2018, the Company also closed a marketed offering of 11,745,386 units, including 345,386 units issued pursuant to an over-allotment option granted to the underwriters, at a price of $1.50 per unit for gross proceeds of $17.62 million. Each unit consisted of one common share and one listed common share purchase warrant with each common share purchase warrant allowing the holder to purchase one further common share of the Company at a price of $1.70 per share until November 15, 2019. HCI subscribed for 2,490,900 units of this public offering.

The following is a reconciliation for the use of proceeds from the May 15, 2018 private placement, the May 15, 2018 offering and the February 4, 2019 private placement (in thousands of Dollars):

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2019

Use of Proceeds	May 15, 2018 private placement	May 15, 2018 offering	February 4, 2019 private placement	Aggregate Amount	Actual to February 28, 2019
Debt repayment towards the LMM Facility and production payment termination fees due to LMM	$1,366	$10,634	$0	$12,000	$12,000
General corporate purposes	$898	$6,984	$4,048	$11,930	$8,798
TOTAL	$2,264	$17,618	$4,048	$23,930	$20,798

Convertible Senior Subordinated Notes

On June 30, 2017, the Company issued and sold to certain institutional investors $20 million aggregate principal amount of 6 7/8% convertible senior subordinated notes due 2022 (the “Notes”). The Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in common shares of the Company or a combination of cash and common shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted. An additional interest charge of 0.25% for the period January 1, 2018 to March 31, 2018, plus a further 0.25% for the period April 1, 2018 to July 1, 2018, was added to the coupon rate of the Notes at the Company’s election to not file a prospectus and a registration statement for the Notes with Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission. After July 1, 2018, at which time the Notes became freely tradable by holders other than affiliates, the Notes once again bear interest at the coupon rate of 6 7/8% per annum.

Subject to certain exceptions, the Notes will be convertible at any time at the option of the holder, and may be settled, at the Company's election, in cash, common shares, or a combination of cash and common shares. If any Notes are converted on or prior to the three and one-half year anniversary of the issuance date, the holder of the Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted Notes to the three and one-half year anniversary of the issuance date, discounted by 2%, payable in common shares. The initial conversion rate of the Notes was 1,001.1112 common shares (on a pre-consolidation basis) per $1,000 principal amount of Notes, which was equivalent to an initial conversion price of approximately $0.9989 per common share (on a pre-consolidation basis), representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company’s common shares of $0.8686 per share on June 27, 2017. After giving effect to the December 13, 2018 share consolidation, the conversion rate is 100.1111 per $1,000 which is equivalent to a conversion price of approximately $9.989 per common share. The conversion rate will be subject to adjustment upon the occurrence of certain events. If the Company pays interest in common shares, such shares will be issued at a price equal to 92.5% of the simple average of the daily volume-weighted average price of the common shares for the 10 consecutive trading days ending on the second trading day immediately preceding the payment date, on the NYSE American exchange or, if the common shares are not then listed on the NYSE American exchange, on the principal U.S. national or other securities exchange or market on which the common shares are then listed or admitted for trading.

Notwithstanding the foregoing, no holder will be entitled to receive common shares upon conversion of Notes to the extent that such receipt would cause the converting holder or persons acting as a “group” to become, directly or indirectly, a “beneficial owner” (as defined in the indenture governing the Notes (the “Indenture”)) of more than 19.9% of the common shares outstanding at such time or, in the case of a certain note holder, if it or its affiliates would become a “beneficial owner” of more than 4.9% of the common shares outstanding at such time. In addition, the Company will not issue an aggregate number of common shares pursuant to the Notes that exceeds 19.9% of the total number of common shares outstanding on June 30, 2017, which was 14,845,619. As of February 28, 2019, the Company has issued a total of 1,056,559 common shares pursuant to conversions of and interest payments on the Notes, leaving approximately 1,897,719 common shares eligible for issuance pursuant to further interest payments or conversions. Any payments in excess of such amounts must be made in cash, which will have an adverse effect on the Company’s cash flows.

Prior to July 1, 2018, the Company was not able to redeem the Notes, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. On or after July 1, 2018 and before July 1, 2019, the Company shall have the right to redeem all or part of the Notes at a price, payable in cash, of 110.3125% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date; on or after July 1, 2019 and before July 1, 2020, the Company shall have the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 105.15625% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to but excluding, the redemption date; and on or after July 1, 2010, until the maturity date, the Company shall have the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2019

Upon the occurrence of a fundamental change as defined in the Indenture, the Company must offer to purchase the outstanding Notes at a price, payable in cash, equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any.

The Notes are unsecured senior subordinated obligations and are subordinated in right of payment to the prior payment in full of all of the Company’s existing and future senior indebtedness pursuant to the Indenture. The Company may issue additional Notes in accordance with the terms and conditions set forth in the Indenture. The Indenture contains certain additional covenants, including covenants restricting asset dispositions, issuances of capital stock by subsidiaries, incurrence of indebtedness, business combinations and share exchanges.

The net proceeds from the offering of Notes were used primarily to fund direct expenditures relating to the operation, closure and ongoing care and maintenance of the Maseve Mine.

In accordance with the foregoing, effective January 1, 2018 the Company issued 244,063 common shares in settlement of $691,110 of bi-annual interest payable on $19.99 million of outstanding Notes. The common shares were priced based on a simple average of their daily volume weighted average price for ten consecutive trading days, ending on the second trading day immediately preceding the payment date, multiplied by 92.5% .

Also, effective July 1, 2018 the Company issued 757,924 common shares in settlement of $724,776 of bi-annual interest payable on $19.99 million of outstanding Notes. The common shares were priced based on a simple average of their daily volume weighted average price for ten consecutive trading days, ending on the second trading day immediately preceding the payment date, multiplied by 92.5% .

Also, effective January 1, 2019 the Company issued 545,721 common shares in settlement of $687,156 of bi-annual interest payable on $19.99 million of outstanding Notes. The common shares were priced based on a simple average of their daily volume weighted average price for ten consecutive trading days, ending on the second trading day immediately preceding the payment date, multiplied by 92.5% .

LMM Facility

On November 20, 2015, the Company received $40 million pursuant to a second lien credit agreement dated November 2, 2015 (the “LMM Facility”), which was later amended, or amended and restated, as applicable on May 3, 2016, September 19, 2016, January 13, 2017, April 13, 2017, June 13, 2017, June 23, 2017, October 30, 2017, February 12, 2018, May 1, 2018, May 11, 2018, August 21, 2018, October 18, 2018, December 14, 2018 and January 31, 2019 (collectively, the “LMM Credit Agreement”), with LMM. The interest rate on the LMM Facility is LIBOR plus 9.5% .

After the May 11, 2018 amendments to the LMM Facility the Company was required to raise a minimum of $15 million in financing before May 31, 2018, pay $12 million from such financing to reduce indebtedness under the LMM Facility and not otherwise be in default under the LMM Facility. The Company met all of these conditions and as a result the LMM Facility maturity date was extended to October 31, 2019 and interest will continue to accrue and be capitalized until the maturity date. Pursuant to the January 31, 2019 amendments to the LMM facility, after March 31, 2019 the Company will be required to pay LMM 50% from any financings in excess of $500,000 as well as 50% of the proceeds from the exercise of common share purchase warrants to reduce indebtedness under the LMM Facility. After March 31, 2019 the Company is required to maintain a minimum of $1.0 million in unrestricted cash and cash equivalents and working capital in excess of $500,000.

In April and May of 2018, a total of $23.1 million of the amount owed to Liberty was paid, consisting of $11.1 million from proceeds of the Maseve Sale Transaction and $12.0 million from the Required Financing (see “Recent Equity Financings” at item 3. A above for details). After the production payment termination fee ($15 million) was paid the remaining $8.1 million was applied against the LMM Facility and accrued interest. On January 11, 2019 the Company paid a further $8.0 million to Liberty from the proceeds of the sale of the RBPlats shares the Company was holding. As at February 28, 2019 $42.1 million was owed to Liberty on the loan facility principal and accrued interest.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2019

Effective April 10, 2018, after repayment by the Company of an aggregate $46.98 million to extinguish the first ranking Sprott Facility, LMM has a first priority lien on: (i) the issued shares of PTM RSA held by the Company (and such other claims and rights described in the applicable pledge agreement); (ii) all present and after-acquired personal property of the Company; and (iii) the shares held by PTM RSA in Waterberg JV Co. The LMM Facility is also guaranteed by PTM RSA.

Bank Advisory Fees

For several years BMO Nesbitt Burns Inc. (“BMO”) and Macquarie Capital Markets Canada Ltd. (“Macquarie”) have provided strategic advisory services to the Company. Effective October 22, 2018 the formal agreement between the Company and Macquarie was terminated by mutual consent. Pursuant to the Maseve Sale Transaction and the Implats Transaction, BMO and Macquarie earned fees in aggregate of approximately $3.8 million. In October 2017, the Company paid BMO and Macquarie an aggregate of $1.0 million after the closing of the Initial Purchase of the Implats Transaction. In October 2017, the Company also agreed with BMO and Macquarie to pay them an aggregate balance of approximately $2.8 million for their strategic advisory fees earned, as soon as practicable following the repayment of both the Sprott Facility and the LMM Facility. Macquarie’s right to settlement of their share of earned and outstanding advisory fees survives the termination of their engagement with the Company.

Going Concern

The Company currently has limited financial resources. At February 28, 2019 $42.1 million was owed on the LMM Facility. The entire remaining debt under the LMM Facility, including all principal and accrued interest, matures on October 31, 2019. Additional payments/interest (which can be paid with shares of the Company) are due on the Notes. The Company has no sources of operating income at present. The Company’s ability to continue operations in the normal course of business will therefore depend upon its ability to secure additional funding by methods which could include debt refinancing, equity financing, sale of assets and strategic partnerships. Management believes the Company will be able to secure further funding as required. Nonetheless, there exist material uncertainties resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due and therefore continue on a going concern basis.

Contractual Obligations

The following table discloses the Company’s contractual obligations as at February 28, 2019 (in thousands of dollars):

Payments Due By Year
	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years	Total
Lease Obligations	$411	$389	$306	$-	$1,106
Contractor payments	726	-	-	-	726
Convertible Note[1,2]	1,374	2,749	20,677	-	24,800
LMM Facility	45,798	-	-	-	45,798
Totals	$48,309	$3,138	$20,983	$-	$72,430

1Subject to certain limitations, the Convertible Note and related interest can be settled at the Company’s discretion in cash or common shares of the Company.
2Convertible Notes are redeemable by the holder for cash in certain change of control scenarios.

Accounts Receivable and Payable

Accounts receivable at February 28, 2019 totaled $0.2 million (August 31, 2018 - $0.9 million) being comprised mainly of South African value added taxes refundable. Accounts payable and accrued liabilities at February 28, 2019, totaled $3.7 million (August 31, 2018 - $3.6 million).

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2019

B)        Results of Operations

Six Month Period Ended February 28, 2019

For the six-month period ended February 28, 2019, the Company had a net loss of $9.5 million (February 28, 2018 – net loss of $26.8 million). This lower loss in the current period is predominantly due to the Maseve Mine closure in the fourth quarter of fiscal 2017, resulting in care and maintenance costs of $12.9 million being recognized in the first six months of fiscal 2018. Other items include interest expense of $5.0 million in the current period ($9.9 million February 28, 2018) with the decrease due to less debt outstanding the current period. A foreign exchange loss of $0.6 million was recognized in the current period (February 28, 2018 $3.2 million loss) due to a larger decrease in the value of the Canadian Dollar relative to the US Dollar in the previous comparable period. During the current period a loss of $2.4 million was recognized on the valuation of embedded derivatives whereas a gain of $1.9 million was recognized in the previous comparable period, due largely to the increase in market value of the Company’s shares. The currency translation adjustment recognized in the period is a gain of $1.2 million (February 28, 2018 - $7.1 million gain) due to the Rand increasing in value relative to the U.S. Dollar.

Three Month Period Ended February 28, 2019

For the three-month period ended February 28, 2019, the Company had a net loss of $3.8 million (February 28, 2018 – net loss of $14.4 million). This lower loss in the current period is predominantly due to the Maseve Mine closure in the fourth quarter of fiscal 2017, resulting in care and maintenance costs of $7.0 million being recognized in the three-month period ended February 28, 2018. Other items include interest expense of $2.5 million in the current period ($5.7 million February 28, 2018) with the decrease due to less debt outstanding the current period. A foreign exchange gain of $0.6 million was recognized in the current period (February 28, 2018 $0.1 million loss) due to an increase in the value of the Canadian Dollar relative to the US Dollar in the current period. The currency translation adjustment recognized in the period is a loss of $1.6 million (February 28, 2018 - $2.7 million gain) due to the Rand decreasing in value relative to the U.S. Dollar.

Quarterly Financial Information

The following tables set forth selected quarterly financial data for each of the last eight quarters (In thousands of dollars, except for share data):

Quarter ended	Feb 28,	Nov. 30,	Aug. 31,	May 31,
	2019	2018	2018	2018
Net finance income(1)	$43	$277	$234	$153
Net loss(2)	(3,815)	(5,640)	(3,419)	(10,721)
Basic loss per share(3)	(0.11)	(0.19)	(0.10)	(0.62)
Total assets(2)	40,038	46,225	41,849	44,250
Quarter ended	Feb.28,	Nov. 30,	Aug. 31,	May 31,
	2018	2017	2017	2017
Net finance income(1)	$223	$129	$233	$180
Net loss(2)	(14,440)	(12,444)	(303,783)	(227,850)
Basic loss per share(3)	(0.96)	(0.84)	(20.50)	(13.72)
Total assets(2)	105,433	99,625	100,528	364,872

Notes:

(1)

The Company earns income from interest bearing accounts and deposits. Rand balances earn much higher rates of interest than can be earned at present in Canadian or U.S. Dollars. Interest income varies relative to cash on hand.

(2)

Net loss by quarter and total assets are affected by the timing and recognition of large non-cash items. In the quarters ended August 31, 2017 and May 31, 2017 impairment charges of $309 million and $152 million respectively were recognized relating to the Maseve Mine.

(3)

Basic loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method to calculate diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of share issuances under options would be anti-dilutive, resulting in basic and diluted loss per share being the same.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2019

4.        Dividends

The Company has never declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance its business.

5.        Related Party Transactions

Transactions with related parties are as follows (in thousands of dollars):

i.	During the period ended February 28, 2019 $63 ($122 – February 28, 2018) was paid or accrued to independent directors for directors’ fees and services.

ii.

During the period ended February 28, 2019, the Company accrued payments of $27 ($28 – February 28, 2018) from West Kirkland Mining Inc. (“West Kirkland”), a company with two directors in common, for accounting and administrative services.

iii.

On May 15, 2018 the Company closed a private placement for 1,509,100 units with Hosken Consolidated Investments Limited (“HCI”). Also, on May 15, 2018, HCI participated for an additional 2,490,900 units in the Company’s separate public offering (See Note 7 (b) above for more details). By way of the private placement HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest. As of February 28, 2019, including shares purchased on the open market, HCI owned approximately 19.9% of the Company’s outstanding common shares.

iv.

During fiscal 2016 the Company entered into a loan facility agreement with its largest shareholder at the time, LMM. The loan was negotiated and entered into at commercial terms. LMM presently remains one of the Company’s largest shareholders. Please see Liquidity, Capital Resources and Going Concern section above for further details on the current terms of the LMM Facility.

All amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment. These transactions are in the normal course of business and are recorded at consideration established and agreed to by the parties.

6.        Off-Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any off-balance sheet arrangements.

7.        Outstanding Share Data

The Company has an unlimited number of common shares authorized for issuance without par value. At February 28, 2019, there were 32,795,891 common shares outstanding, 13,231,786 common share purchase warrants outstanding (exercise price $1.70) and 262.250 incentive stock options outstanding (exercise prices of C$20.00 to C$65.00) . The Company completed a reverse stock split of the Company’s common shares, effective December 13, 2018, on the basis of one new share for ten old shares (1:10) (the “Share Consolidation”). During the period the Company made no changes to the terms or exercise price of outstanding options. Outstanding options were adjusted to conform with the Company’s announced consolidations of its common shares effective January 2016 and December 2018.

NYSE American Notice of Noncompliance

On April 10, 2018, the Company received a letter from the NYSE American stating that the Company is not in compliance with the continued listing standards set forth in Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the NYSE American Company Guide (the “Company Guide”) because the Company had reported stockholders’ (deficit) equity of $(4.6) million as of November 30, 2017 and net losses in its five most recent fiscal years ended August 31, 2017. In order to maintain its listing, the Company submitted a plan of compliance on May 10, 2018 addressing how it intends to regain compliance with Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the Company Guide by October 10, 2019. On June 21, 2018 the NYSE American notified the Company that it had accepted the Company’s plan of compliance and granted the Company an extension until November 23, 2018 to regain compliance with the requirements of Section 1003(f)(v) of the Company Guide and until October 10, 2019 to regain compliance with Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the Company Guide.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2019

On May 23, 2018 the Company received a letter from NYSE American stating that it is not in compliance with the continued listing standards as set forth in Section 1003(f)(v) of the Company Guide due to the low selling price of the Company’s common shares. In order to maintain its listing, the Company was required to demonstrate sustained price improvement no later than November 23, 2018, or the Company would be required to effect a reverse stock split of the Company’s common shares by November 23, 2018. On November 20, 2018 the Company announced a reverse stock split of the Company’s common shares, effective December 13, 2018, on the basis of one new share for ten old shares (1:10). The NYSE American advised the Company on December 26, 2018 that it had regained compliance with the NYSE American’s low selling price standard.

All share, stock option, warrant and per share numbers reported in this MD&A are on a post-consolidation basis unless otherwise noted.

The Company is not currently in compliance with all NYSE American listing standards, but its listing is being continued pursuant to an exception. The Company will be subject to periodic review by Exchange staff during the extension period. If the Company is not in compliance with the Company Guide by the applicable deadlines or if the Company does not make progress consistent with the plan during the plan period, Exchange staff will initiate delisting proceedings as appropriate.

8.        Risk Factors

The Company is subject to a number or risks and uncertainties, each of which could have an adverse effect on results, business prospects or financial position.

On August 28, 2018 the Company received a summons and particulars of claim issued by Africa Wide whereby Africa Wide instituted legal proceedings in South Africa against PTM RSA, RBPlat and Maseve in relation to the Maseve Sale Transaction, which was completed on April 26, 2018. In its statement of claim Africa Wide sought to set aside the Maseve Sale Transaction, or to be paid increased value for their 17.1% interest in Maseve, which they owned prior to the completion of Maseve Sale Transaction.

RBPlat consulted with senior counsel both during the negotiation of the Maseve Sale Transaction and more recently in regard to the Africa Wide summons and particulars of claim. The Company has also conferred with senior counsel and has received legal advice to the effect that the Africa Wide claim, as issued, is ill-conceived and is factually and legally defective.

On November 21, 2018 in the High Court of South Africa, RBPlat, as second defendant, filed exceptions to Africa Wide’s “particulars of claim on the grounds that they were vague and embarrassing and/or lacked averments necessary to sustain a cause of action”. The Company, as first plaintiff, was not required to file any motion or heads of arguments related to the Africa Wide particulars of claim until such time as the exceptions filed by RBPlat were heard and ruled upon by the High Court.

Both Africa Wide and RBPlat filed heads of arguments relating to RBPlat’s requested exceptions with the High Court on or around March 11, 2019. Subsequently, on March 27, 2019, the High Court in Johannesburg held a hearing at which RBPlat’s exceptions were argued before a judge. At the conclusion of the hearing the judge ordered that RBPlat’s exceptions be upheld. Africa Wide was also ordered to pay costs. If Africa Wide wishes to progress their claim any further, they were given leave by the High Court to amend their particulars of claim within fifteen court days (approximately three calendar weeks).

For a comprehensive list of the risks and uncertainties affecting our business, please refer to the section entitled “Risk Factors” in the Company’s 2018 Form 20-F, which was also filed as the Company’s form of AIF, and as well as in the documents incorporated by reference therein. The Form-20F may be found on EDGAR at www.sec.gov and the AIF may be found on SEDAR at www.sedar.com.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2019

9.        Outlook

The positive outlook for palladium, the potential for a palladium supply deficit and the rising price of the metal has been commented on by market analysts recently. The Company’s key business objective is to advance the palladium dominant Waterberg Project to completion of a DFS and a construction decision. The Company is working closely with its partners Implats, JOGMEC, Hanwa and Mnombo through a technical committee of Waterberg JV Co. on all the aspects of the DFS and the community consultation process as part of its mining right application and environmental authorization process. The teams are working well together, drawing on the diverse South African and international experience of the partners to maximize the value of the large-scale Waterberg Project for all stakeholders.

Under the terms of the Implats Transaction a forward DFS budget of $10.0 million was established by Waterberg JV Co. and the Company set aside an amount of $5.0 million from its proceeds of the Initial Purchase toward its share of DFS costs. Total DFS costs to February 28, 2019, including work completed prior to the Implats transaction, total approximately $13.52 million. Drilling to increase the confidence in certain areas of the known mineral resource to the measured category was completed in May 2018 and an updated resource estimate for use in the DFS was published on October 25, 2018. After recent amendments to the DFS scope of work to include backfill (as described above at “Waterberg Project – Recent Activities”), remaining DFS work is budgeted at Rand 54.9 million (approximately $3.8 million) and consists primarily of backfill engineering, engineering work to refine surface infrastructure and tailings impoundment designs, work to refine milling design capacity, resource modelling, metallurgical work, optimization of the metallurgical flow sheet using South African and Japanese expertise, bulk services design and mechanized mine planning. Engagement with utilities and the local municipality for the delivery of bulk services is in process.

Waterberg JV Co. filed a mining right application on August 30, 2018 based substantially on the results of the October 2016 Waterberg Report. The mining right application was accepted by the DMR on October 10, 2018. The environmental authorization and mining right application process are ongoing.

The Company has been actively engaged with shareholders to explain the new focus on the Waterberg Project and the Company’s immediate and medium-term plans. Market interest in palladium has recently been increasing. The Company believes that the transaction with Implats provides an endorsement of the Waterberg Project and a mine to market roadmap. The Company continues to review and assess corporate and asset level strategic alternatives with advisors.

As well as the discussions within this MD&A, the reader is encouraged to also see the Company’s disclosure made under the heading “Risk Factors” in the Company’s 2018 Form 20-F, which was also filed as the Company’s AIF in Canada.

10.      Critical Accounting Estimates and Change in Accounting Standards

The preparation of the Company’s condensed consolidated interim financial statements in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses. The Company’s significant accounting policies and critical accounting estimates applied in the interim financial statements are the same as those applied in Note 2 of the Company’s annual consolidated financial statements as at and for the year ended August 31, 2018, except for the adoption of IFRS 9, Financial Instruments, (“IFRS 9”) effective for fiscal periods beginning on or after January 1, 2018.

Fair value of embedded derivatives

Where the fair value of financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including the partial differential equation method. The inputs to this model are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation and they may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2019

Assumption of control of Mnombo for accounting purposes

The Company has judged that it controls Mnombo for accounting purposes as it owns 49.9% of the outstanding shares of Mnombo and has contributed all material capital to Mnombo since acquiring its 49.9% share. Currently there are no other sources of funding known to be available to Mnombo. If in the future Mnombo is not deemed to be controlled by the Company, the assets and liabilities of Mnombo would be derecognized at their carrying amounts. Amounts recognized in other comprehensive income would be transferred directly to retained earnings. If a retained interest remained after the loss of control it would be recognized at its fair value on the date of loss of control. Although the Company controls Mnombo for accounting purposes, it does not have full knowledge of Mnombo’s other shareholders activities.

Deferred tax assets and liabilities and resource taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts the Company interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, we make provision for such items based on our best estimate of the final outcome of these matters.

Change in Accounting Policy – IFRS 9

The Company adopted all of the requirements of IFRS 9 Financial Instruments (“IFRS 9”) as of September 1, 2018. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model.

As the Company is not restating prior periods, management has recognized the effects of modified retrospective application at the beginning of the February 28, 2019 reporting period, which included the date of initial application. Therefore, on September 1, 2018 the adoption of IFRS 9 resulted in a decrease in deficit of $5.8 million with a corresponding increase in the carrying value of the Liberty loan for the same amount. See note 5 of the February 28, 2019 financial statements for further details.

The following is the Company’s new accounting policy for financial instruments since adoption of IFRS 9 on September 1, 2018:

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss at fair value through other comprehensive income (loss), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and the debt’s contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

Measurement

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment. Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of comprehensive loss in the period in which they arise.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2019

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve-month expected credit losses. The Company shall recognize in the consolidated statements of comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Derecognition of Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive loss.

The original measurement categories under IAS 39 and the new measurement categories under IFRS 9 are summarized in the following table:

	Original (IAS 39)	New (IFRS 9)
Financial Assets:
Cash	Loans and receivables	Amortized cost
Marketable securities	Available for sale (designated to profit	Fair value through profit
	and loss)	or loss
Accounts receivable	Loans and receivables	Amortized cost

Financial Liabilities:
Accounts payable	Other liabilities	Amortized cost
Loan payable	Amortized cost	Amortized cost
Convertible debenture	Other financial liabilities	Other financial liabilities
Convertible debenture derivative	Fair value through profit or loss	Fair value through profit or loss
Warrants	Fair value through profit or loss	Fair value through profit or loss

11.      Disclosure Controls and Internal Control Over Financial Reporting

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the period ended February 28, 2019 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2019

12.      Other Information

Additional information relating to the Company for the period ended February 28, 2019 may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to review the Company’s audited annual consolidated financial statements for the year ended August 31, 2018 together with the notes thereto as well as the 2018 Form 20-F, which was also filed as the Company’s form of AIF.

13.      List of Directors and Officers

Directors	Officers
R. Michael Jones	R. Michael Jones (CEO)
Frank R. Hallam	Frank R. Hallam (CFO & Corporate Secretary)
Iain McLean	Kris Begic (VP, Corporate Development)
Tim Marlow
Diana Walters
John Copelyn